UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-13664

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

PMI Alternate 401(k) Plan

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

The PMI Group, Inc.

3003 Oak Road

Walnut Creek, California 94597

PMI Alternate 401(k) Plan

Financial Statements

and Supplemental Schedule

(Modified Cash Basis)

As of December 31, 2001 and 2000 and for the year ended December 31, 2001

With Report of Independent Auditors

Report of Independent Auditors

The Participants of the PMI Alternate 401(k) Plan

and Board of Directors of The PMI Group, Inc.

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the PMI Alternate 401(k) Plan as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2001. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

Except as explained in the following paragraph, we conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As permitted by 29 CFR 2520.103-8 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, investment assets held by Merrill Lynch Trust Company, the trustee of the Plan, and transactions in those assets were excluded from the scope of our audit of the Plan’s 2000 financial statements, except for comparing the information provided by the trustee, which is summarized in Note 3, with the related information included in the financial statements.

As described in Note 2, the financial statements and supplemental schedules were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States.

Because of the significance of the information that we did not audit, we are unable to, and do not, express an opinion on the Plan’s financial statements as of December 31, 2000. The form and content of the information included in the 2000 financial statements, other than that derived from the information certified by the trustee have been audited by us and, in our opinion, are presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits (modified cash basis) of the Plan at December 31, 2001, and changes in its net assets available for benefits (modified cash basis) for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit of the Plan’s financial statements as of and for the year ended December 31, 2001, was made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets (held at end of year) (modified cash basis) as of December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule (modified cash basis) has been subjected to the auditing procedures applied in the audit of the financial statements for the year ended December 31, 2001, and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

May 5, 2003

Los Angeles, California

PMI Alternate 401(k) Plan

Statements of Net Assets Available for Benefits

(Modified Cash Basis)

	December 31
	2001	2000
Assets
Cash (overdraft)	$(64)	$—
Investments, at fair value	1,767,132	966,518

Net assets available for benefits	$1,767,068	$966,518

See accompanying notes.

PMI Alternate 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

(Modified Cash Basis)

Year ended December 31, 2001

Additions
Investment income (loss):
Net depreciation in fair value of investments	$(42,210)
Interest and dividends	32,180

(10,030)
Contributions:
Participants	869,171
Rollover	41,912

Total contributions	911,083

Total additions	901,503

Deductions
Benefits paid directly to participants	100,503

Net increase	800,550

Net assets available for benefits:
Beginning of year	966,518

End of year	$1,767,068

See accompanying notes.

PMI Alternate 401(k) Plan

Notes to Financial Statements (Modified Cash Basis)

December 31, 2001

1. Description of the Plan

The following description of the PMI Alternate 401(k) Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all temporary full-time and part-time employees of The PMI Group, Inc. (the Company), other than those classes of employees specifically excluded by the plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective January 1, 2000, the Plan was amended to state that all covered employees as of December 31, 1999 shall become eligible on January 1, 2000. Further, all covered employees hired on or after January 1, 2000 are eligible to participate in the Plan on the first day of the next payroll period after their date of employment. Effective October 1, 2001, all eligible covered employees must be at least 18 to participate in the Plan.

Contributions

Each year, participants may contribute up to 17% of their annual pretax compensation, as defined in the Plan, subject to annual limitations defined by the Internal Revenue Code (the Code). The Company does not match employee contributions.

Upon enrollment, participants may direct all contributions to any of the Plan’s investment options. Participants may change their investment elections at any time during the year.

PMI Alternate 401(k) Plan

Notes to Financial Statements (Modified Cash Basis) (continued)

1. Description of the Plan (continued)

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of Plan earnings and may be charged with an allocation of administrative expenses, if any. Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon.

Payment of Benefits

Upon termination of employment, death, disability, or retirement participants may elect to receive a lump-sum benefit equal to their account balance. In-service withdrawals may be available upon hardship or upon attainment of age 59 ½ in accordance with the Plan’s provisions.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan terms shall not exceed five years. The loans are secured by the balance in the participant’s account and bear interest rate at a rate equal to the prime rate published in the Wall Street Journal plus 1%. Principal and interest are paid ratably through payroll deductions.

PMI Alternate 401(k) Plan

Notes to Financial Statements (Modified Cash Basis) (continued)

1. Description of the Plan (continued)

Administrative Expenses

The Company pays substantially all administrative expenses of the Plan.

Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of the Plan’s termination, participant’s will remain fully vested in their accounts.

2. Summary of Accounting Policies

Basis of Accounting

The financial statements and supplemental schedule of the Plan are prepared on the modified cash basis, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States. Under this basis, investment assets are reported at fair value, net realized and unrealized appreciation in fair value of investments is recognized, contributions are recognized when received rather than as earned, and benefits and expenses are recognized when paid rather than as incurred.

Investments Valuation and Income Recognition

The Plan’s investments are stated at fair value which equals the quoted market price on the last day of the plan year. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. Common collective trust funds are valued based on the quoted redemption values on the last business day of the plan year. Money market funds are valued at historical cost plus accrued interest, which approximates fair value. Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest and dividends are recorded when received.

PMI Alternate 401(k) Plan

Notes to Financial Statements (Modified Cash Basis) (continued)

2. Summary of Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with the modified cash basis of accounting requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

All investment information disclosed in the accompanying financial statements at December 31, 2000 was obtained or derived from information supplied to the plan administrator and certified as complete and accurate by Merrill Lynch Trust Company, the trustee.

During 2001, the Plan’s investments (including investments purchased, sold as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

Net Realized and Unrealized Appreciation (Depreciation) in Fair Value of Investments
Registered investment companies	$ (7,865)
Common collective trust funds	(34,895)
Common stock	550

Total	$(42,210)

PMI Alternate 401(k) Plan

Notes to Financial Statements (Modified Cash Basis) (continued)

3. Investments (continued)

Investments that represent 5% or more of the fair value of the Plan’s net assets are as follows:

	December 31
	2001	2000
Davis New York Venture Fund	$256,861	$90,394
Massachusetts Investor Trust	*	122,588
Merrill Lynch Capital Fund	*	48,736
Merrill Lynch Retirement Reserves Money Market Fund	490,110	197,074
Merrill Lynch S&P 500 Index Fund	*	200,219
Merrill Lynch Corporate Bond Fund Intermediate Team Portfolio	*	49,103
CMA Money Fund	*	192,107
Merrill Lynch Fundamental Growth Fund	211,615	*
BGI LifePath 2010 Fund	188,936	*
BGI S&P 500 Stock Fund	368,560	*
PIMCO Total Return Fund	89,263	*
Van Kampen American Value Fund	91,543	*

*	Fair value of these investments does not exceed 5% of the Plan’s net assets for year indicated.

4. Income Tax Status

The Plan has not applied for nor received a determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Code. However, the plan administrator believes that the Plan is qualified and, therefore, the related trust is exempt from taxation.

5. Transactions with Parties-in-Interest

Transactions in shares of the Company’s common stock qualify as party-in-interest transactions under the provisions of ERISA. During 2001, the Plan made purchases of $4,788 and sales of $1,117 of the Plan Sponsor’s common stock.

Supplemental Schedule

PMI Alternate 401(k) Plan

EIN 94-3199675, Plan #004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

Year ended December 31, 2001

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value

	Registered investment companies:
	Davis New York Venture Fund	10,101 shares	$256,861
	Van Kampen American Value Fund	4,862 shares	91,543
	Van Kampen Aggressive Growth Fund	288 shares	3,854
	PIMCO Total Return	8,534 shares	89,263
	Templeton Foreign Fund	6,245 shares	57,767
*	Merrill Lynch Fundamental Growth Fund	11,849 shares	211,615
	Common collective trust funds:
	BGI S&P 500 Stock Fund	8,125 shares	368,560
	BGI MidCap Equity Index Fund	36 shares	1,344
	BGI International Equity Fund	118 shares	1,667
	BGI LifePath 2010 Fund	6 shares	105
	BGI LifePath 2020 Fund	9,395 shares	188,936
	BGI LifePath 2030 Fund	12 shares	263
	BGI LifePath 2040 Fund	1 shares	22
	Money market fund:
*	Merrill Lynch Retirement Reserves Money Market Fund	490,110 shares	490,110
	Common stock:
*	The PMI Group, Inc.	63 shares	4,222
*	Participant loans	Interest rate of 6.5%, maturing 2002	1,000

	Total investments		$1,767,132

*Indicates a party-in-interest to the Plan.

Note: Cost information has been omitted as these investments are entirely participant-directed.

SIGNATURE

The Plan.    Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

/s/ Charles F. Broom

Charles F. Broom Plan Administrator

Date: June 27, 2003

PMI ALTERNATE 401(k) PLAN

EXHIBIT INDEX

Exhibit Number:	Description:

23	Consent of Ernst & Young LLP, independent auditors